Exhibit 99.1

November 15, 2025

Risk Disclosure Document

This risk disclosure document is being delivered to you in connection with the private placement by Enlivex Therapeutics Ltd., a company formed under the laws of Israel (the “Company”), of its ordinary shares (the “Offering”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Securities Purchase Agreement delivered in connection herewith.

An investment in the Company involves significant risks and other considerations and should be undertaken only by prospective investors capable of evaluating and bearing such risks. Company returns will be unpredictable, and a prospective investor should invest in the Company only as part of a broader overall investment strategy, and only if the prospective investor is able to withstand a total loss of investment. Prospective investors should carefully consider the risk factors and other information described in the Company’s public filings (the “Public Filings”) with the U.S. Securities and Exchange Commission (the “Commission”) in addition to the risk factors described below, as the occurrence of any such risks could have an adverse effect on the value of the Company’s securities and result in a loss of some or all of any investment in the Company. These include, but are not limited to, the risk factors set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which are incorporated by reference herein.

Prospective investors should (i) make their own inquiries and investigation of the Company, including the merits and risks involved and the legality and tax consequences of any investment in the Company’s securities, (ii) review the Public Filings, and (iii) consult their own advisors as to the Company, the Offering and the legal, tax, business and related matters concerning an investment in the Company. In this risk disclosure document, unless otherwise indicated or the context otherwise requires, the terms “Company,” “we,” “us” and “our” or similar terms refer to Enlivex Therapeutics Ltd. and its consolidated subsidiaries.

Risks Related to Our Cryptocurrency and Digital Asset Acquisition and Treasury Strategy

We intend to use substantially all of the net proceeds from the Offering to establish our digital asset and cryptocurrency treasury business through the purchase of RAIN and other digital or cryptocurrency assets, the prices of which have been, and will likely continue to be, highly volatile. Our operating results and share price may significantly fluctuate, including due to the highly volatile nature of the price of such digital assets and erratic market movements.

We intend to use substantially all of the net proceeds from the Offering to purchase RAIN and other digital or cryptocurrency assets (collectively, such digital or cryptocurrency assets we may hold in our treasury operation pursuant to our Treasury Reserve Policy (as defined below), our “Cryptocurrency”). Cryptocurrency is a highly volatile asset class, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements, and fluctuations in the prices of our Cryptocurrency are likely to influence our financial results and the market price of our ordinary shares. Our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted, if the prices of our Cryptocurrency decreased substantially (as digital cryptocurrency assets as a whole have in the past, such as during 2022). In addition, digital cryptocurrency assets do not pay interest or other returns, unless utilized in staking or financial applications, and so the ability to generate a return on investment from the net proceeds from the Offering will depend in large part on whether there is appreciation in the value of our Cryptocurrency. Future fluctuations in the trading prices of our Cryptocurrency may result in our converting such Cryptocurrency purchased with the net proceeds from the Offering into cash with a value substantially below the net proceeds from the Offering.

We have not yet formally adopted our Cryptocurrency and Digital Asset Acquisition and Treasury Strategy (our “Treasury Reserve Policy”) or engaged a custodian for the cryptocurrency we intend to acquire with proceeds from the Offering and, accordingly, our Treasury Reserve Policy has not been implemented or tested.

We intend to adopt our Treasury Reserve Policy in connection with the consummation of the Offering to govern the acquisition and management of our Cryptocurrency. There is no assurance that we will be able to successfully implement this new strategy or operate at the scale or profitability currently anticipated. Our Treasury Reserve Policy has not been tested. Although we believe our Cryptocurrency has the potential to serve as a hedge against inflation in the long term, the short-term prices of our Cryptocurrency may decline, including during periods of increased inflation. Some investors and other market participants may disagree with our Treasury Reserve Policy or actions we undertake to implement it. Further, there is ongoing scrutiny and limited formal guidance from regulatory agencies, including Nasdaq and the Commission, with respect to the treatment of public company cryptocurrency strategies. If the prices of our Cryptocurrency were to decrease or our Treasury Reserve Policy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our ordinary shares would be materially adversely impacted. As a result, our shift towards our Treasury Reserve Policy could have a material adverse effect on our business and financial condition.

Additionally, while we intend to hold substantially all of our Cryptocurrency in custody accounts at a licensed custodian or self-custody with a leading provider that has demonstrated a record of regulatory compliance and information security, we have not yet entered into a custodial arrangement with any such custodian. If we are not able to enter into such a custodial arrangement prior to or shortly following the consummation of the Offering, the development and implementation of our Treasury Reserve Policy would be delayed, which could cause a material adverse effect on our business, prospects, and market price of our listed securities. If we are not able to enter into a custodial agreement prior to or shortly following the consummation of the Offering, we plan to maintain the net proceeds from the Offering that we intend to use to purchase our Cryptocurrency as cash deposits or cash equivalents, such as U.S. government securities or money market mutual funds, or digital stable coins, until such time that we enter into a custodial arrangement for our Cryptocurrency holdings.

Our Cryptocurrency holdings will be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the digital cryptocurrency asset markets have been characterized by significant volatility in price, limited liquidity, and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Cryptocurrency at favorable prices or at all. As a result, our Cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, our Cryptocurrency will not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Cryptocurrency or otherwise generate funds using these holdings, including in particular during times of market instability or when the prices of our Cryptocurrency have declined significantly. If we are unable to sell our Cryptocurrency, enter into additional capital raising transactions using our Cryptocurrency as collateral, or otherwise generate funds using these holdings, or if we are forced to sell our Cryptocurrency at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We may be subject to regulatory developments related to our Cryptocurrency and the digital cryptocurrency asset markets, which could adversely affect our business, financial condition, and results of operations.

As digital cryptocurrency assets are relatively novel and are subject to significant uncertainty, and the application of state and federal securities laws and other laws and regulations to these digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of our Cryptocurrency. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of digital cryptocurrency assets or the ability of individuals or institutions, such as us, to own or transfer such digital cryptocurrency assets. The liquidity of our Cryptocurrency may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of digital asset markets to function or the willingness of exchanges and trading venues to provide services for digital cryptocurrency assets.

If any of our Cryptocurrencies, or certain transactions involving our Cryptocurrency, are determined to constitute a “security” for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of such Cryptocurrency, and in turn adversely affect the market price of our ordinary shares. Moreover, the risks of us engaging in our Treasury Reserve Policy have created, and could continue to create complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Regulatory change classifying certain digital cryptocurrency assets as “securities” could lead to our being subject to extensive regulation, which could result in significant costs or force us to cease operations.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “1940 Act”), a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date hereof.

While the Commission has not offered formal or binding regulatory guidance as to whether digital cryptocurrency assets are or are not “securities” for purposes of the federal securities laws, a determination by the Commission or a court of competent jurisdiction that digital cryptocurrency assets, or certain transactions involving digital cryptocurrency assets, are investment securities could lead to our meeting the definition of “investment company” under the 1940 Act if the portion of our assets that consists of investments in our Cryptocurrency exceeds the 40% limit prescribed in the 1940 Act, which would subject us to significant additional regulatory requirements that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business. If the costs and regulatory burdens become too great, we may be forced to modify or cease certain operations, which could be detrimental to our investors and could result in a loss of all or a portion of your investment in us.

The Commission has previously indicated that certain digital assets may be considered securities depending on their structure and use. Future developments could change the legal status of digital assets that we may hold, requiring us to comply with securities laws. If we fail to do so, we may be forced to discontinue some or all of our business activities, negatively impacting investments in our securities. Further, state regulators may conclude that the digital assets we hold are securities under state laws, requiring us to comply with state-specific securities regulations. States like California have stricter definitions of “investment contracts” than the Commission, increasing the risk of additional regulatory scrutiny.

If any of our Cryptocurrencies are determined to be investment securities for purposes of the 1940 Act, we may be required to change our operations, wind down our operations, or register as an investment company under the 1940 Act. We could take steps to reduce our Cryptocurrency holdings as a percentage of our total assets, which may include, among others, selling Cryptocurrency that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell Cryptocurrency at unattractive prices. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid meeting the definition of “investment company” under the 1940 Act and becoming subject to its requirements. If any of our Cryptocurrencies are determined to constitute securities for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, then we would have to register as an investment company and change the manner in which we conduct our business, which may not be feasible. In addition, such a determination could adversely affect the market price of our Cryptocurrency and in turn adversely affect the market price of our ordinary shares.

Digital cryptocurrency assets are subject to significant commercial and technical uncertainty.

The growth of the digital assets industry in general, and the use and acceptance of digital cryptocurrency assets in particular, may also impact the price of our Cryptocurrency and are subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of digital cryptocurrency assets may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to digital cryptocurrency assets, institutional demand for digital cryptocurrency assets as investment assets, the participation of traditional financial institutions in the digital assets industry, consumer demand for digital cryptocurrency assets as means of payment, and the availability and popularity of alternatives to digital cryptocurrency assets. Even if growth in digital cryptocurrency asset adoption occurs in the near or medium-term, there is no assurance that digital cryptocurrency asset usage will continue to grow over the long-term.

Because digital cryptocurrency assets that trade on a blockchain have no physical existence beyond the record of transactions on the given blockchain, a variety of technical factors related to the underlying blockchain could also impact the price of our Cryptocurrency. For example, hard “forks” of the blockchain into multiple blockchains and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of our Cryptocurrency and negatively affect the price of the cryptocurrency we intend to hold pursuant to our Treasury Reserve Policy.

The liquidity of digital cryptocurrency assets may also be reduced and damage to the public perception of digital cryptocurrency assets may occur, if financial institutions were to deny or limit banking services to businesses that hold digital cryptocurrency assets, provide digital cryptocurrency asset-related services or accept digital cryptocurrency assets as payment, which could also decrease the price of digital cryptocurrency assets. Similarly, the open-source nature of our Cryptocurrency’s underlying blockchain means the contributors and developers of such blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the underlying blockchain could adversely affect such blockchain and negatively affect the price of our Cryptocurrency.

The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of our Cryptocurrency and, consequently, adversely affect the market price of our ordinary shares.

The emergence or growth of digital assets other than our Cryptocurrency following the deployment of our proposed Treasury Reserve Policy may have a material adverse effect on our financial condition. As of October 2025, Bitcoin and Ethereum were the largest digital assets by market capitalization. However, there are numerous alternative digital assets, and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use “proof-of-stake” like the Ethereum network. If the mechanisms for validating transactions in Bitcoin (which uses “proof-of-work”) and other alternative digital assets are perceived as superior to “proof-of-stake” mining, those digital assets could gain market share relative to our Cryptocurrency.

Any decrease in the fair value of our Cryptocurrency we may hold below our carrying value for such assets could require us to incur a loss due to the decrease in fair market value, and such change could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our ordinary shares. In addition, the application of generally accepted accounting principles in the United States with respect to digital cryptocurrency assets may change in the future and could have a material adverse effect on our financial results and the market price of our ordinary shares.

In addition, if investors view the value of our ordinary shares as dependent upon or linked to the value or change in the value of our Cryptocurrency, the prices of our Cryptocurrency may significantly influence the market price of our ordinary shares.

The expected concentration of our Cryptocurrency holdings may enhance the risks inherent in utilizing our Treasury Reserve Policy.

The expected concentration of our Cryptocurrency holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Treasury Reserve Policy. Any significant future decline in the value of our Cryptocurrency may have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Changes in regulatory interpretations could require us, or the protocol associated with our Cryptocurrency, to register or obtain licenses to operate as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The regulatory regime for digital assets in the United States and elsewhere is uncertain. We, or the protocol associated with our Cryptocurrency (the “Protocol”), may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect the market price of our ordinary shares.

If regulatory changes or interpretations require us, or the Protocol, to register as a money services business with the Financial Crimes Enforcement Network (“FinCEN”) under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we, or the Protocol, may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we, or the Protocol, may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. If we, or the Protocol, decide or are required to cease certain operations in response to new regulatory obligations, such actions could adversely affect the market price of our ordinary shares.

Multiple states have implemented or proposed regulatory frameworks for digital asset businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Further, if we, the Protocol, or our or its respective service providers, are unable to comply with evolving federal or state regulations, we or the Protocol may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

The classification of any of our Cryptocurrencies as a commodity could subject us to additional Commodity Futures Trading Commission (“CFTC”) regulation, resulting in significant compliance costs or the cessation of certain operations.

Under current interpretations, some digital cryptocurrency assets are classified as commodities under the Commodity Exchange Act and are subject to regulation by the CFTC. If our activities require CFTC registration, we may be required to comply with extensive regulatory obligations, which could result in significant costs and operational disruptions. Additionally, current and future legislative or regulatory developments, including new CFTC interpretations, could further impact how digital cryptocurrency assets and digital cryptocurrency asset derivatives are classified and traded.

If our Cryptocurrency is further regulated as a commodity, we may be required to register as a commodity pool operator and register the Company as a commodity pool with the CFTC through the National Futures Association. Compliance with these additional regulatory requirements could result in substantial, non-recurring expenses, adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease certain operations, which could negatively impact our shareholders.

Regulatory risks of operating a prediction market are extensive and could lead to litigation, enforcement actions, criminal risks against the Protocol and its operators.

The regulatory definitions of “decentralization” are uncertain and developing, and whether a project is “decentralized” often is a matter of degree. If the Protocol is determined by a regulator to not be a decentralized platform, the Protocol, and those involved in its operation, may face significant regulatory risks.

Event contracts are deemed to be derivatives by the CFTC, and the CFTC has taken the position that prediction market platforms need to register as Designated Contract Markets (“DCMs”) or they need to qualify for an exemption. If the CFTC determines that the Protocol has failed to register as a DCM or fails to qualify for an exemption, the CFTC could assert that the prediction market is an illegal off-exchange options market, which may subject the Protocol to litigation, enforcement actions, penalties, a forced shutdown and referrals to criminal authorities that may lead to criminal liability.

Additionally, many U.S. states view prediction markets as gambling, which triggers state licensing obligations. Failing to register may lead to litigation, enforcement actions and criminal risks, and may lead to an order to cease to operate. Certain U.S. states prohibit gambling altogether, and operating an illegal gambling business could lead to penalties and felony charges. In addition, federally recognized Indian tribes may similarly assert that prediction markets constitute gambling activities and therefore are subject to their sovereign regulatory authority, which may lead to litigation. Numerous foreign jurisdictions also impose strict prohibitions or licensing regimes for gambling, and may classify prediction markets as illegal gambling, subjecting the platform to further risks of litigation, penalties, enforcement actions or a forced shutdown.

Furthermore, if a U.S. regulator determined that the protocol was a money services business or money transmitter, the Protocol and its founders could be subject to civil and criminal “strict liability” violations for failing to register and obtain required licenses to operate as a money transmitted in the U.S. or certain U.S. states.

Individually or collectively, these risks could materially reduce the value of our Cryptocurrency and have a significant and adverse impact on the Company.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Cryptocurrency, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Cryptocurrency and our financial condition and results of operations would be materially adversely affected.

We expect that substantially all of the cryptocurrency we acquire pursuant to our Treasury Reserve Policy will be held in custody accounts at a licensed custodian or self-custody with a leading provider. Our Treasury Reserve Policy holdings may be concentrated with a single custodian from time to time, including immediately after the Offering. Our Cryptocurrency and other blockchain-based cryptocurrencies and digital assets and the entities that provide services to participants in the cryptocurrency ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in:

●	a partial or total loss of any Cryptocurrency we hold at such time in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold such Cryptocurrency;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader cryptocurrency ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to digital cryptocurrency assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with current or future geopolitical conflicts, wars, and acts of aggression, including pursuant to the potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the digital cryptocurrency asset industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

The availability and solvency of third-party digital cryptocurrency asset custodians pose a risk of illiquidity and asset loss, potentially impacting the success of our Treasury Reserve Policy.

If there is a decrease in the availability of digital asset custodians that we believe can safely provide custody arrangements for our Cryptocurrency holdings, for example, if custodians discontinue or limit their services in the United States, we may need to enter into arrangements that are less favorable than our currently anticipated agreements or take other measures to custody such holdings, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Cryptocurrency with regulated custodians could affect the availability of receiving digital assets that may result from “forks” of the underlying blockchain if our custodians are unable to support or otherwise provide us with such digital assets, thereby reducing the amount of digital assets we may hold as a result. Moreover, our use of custodians exposes us to the risk that the cryptocurrencies our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Cryptocurrency. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Treasury Reserve Policy holdings.

Our Cryptocurrency will be controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which our Cryptocurrency will be held. While the underlying blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing our Cryptocurrency held in such wallet. If the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access our Cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The blockchain ledger underlying our Cryptocurrency, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Our Treasury Reserve Policy exposes us to risk of non-performance by counterparties.

Our Treasury Reserve Policy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of our Cryptocurrencies, a loss of the opportunity to generate funds, or other losses.

We expect our primary counterparty risk with respect to our Cryptocurrency will be custodian performance obligations under the various custody arrangements we enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, Commission enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians will be subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Cryptocurrencies will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Cryptocurrency holdings, we would become subject to additional counterparty risks. We will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodian or custodians with which we will custody substantially all of our Cryptocurrencies, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our Treasury Reserve Policy could create complications with third party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our Treasury Reserve Policy could create complications with third party service providers that may place a high risk on companies engaging in such a treasury strategy. For example, in 2023, the Office of the Comptroller of the Currency, the Federal Reserve and the Federal Deposit Insurance Corporation issued supervisory statements that digital assets were a “significant risk” to banking organizations. Similarly, third-party service providers began placing a high degree of risk on digital asset companies, including third-party providers such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relationship firms.

While the current administration has undertaken a coordinated policy shift across key financial regulatory agencies with respect to regulations of digital assets, the implications of such proposed and future policy changes are uncertain at this time. If future regulations and policy changes were to impose similar limitations as those in 2023, our service providers may refuse to enter into commercially acceptable contracts with us and other companies that engage in similar treasury strategies with digital assets. This could have a number of adverse impacts on the operation of our business. For example, with respect to insurance companies, the cost of our insurance may also increase, or our insurers may refuse to underwrite policies or exclude digital asset liabilities from coverage. If we are unable to obtain directors and officers liability insurance on acceptable terms, our directors and officers may be exposed to personal liability in connection with securities class actions, regulatory investigations and other legal proceedings. This could also deter us from retaining key employees or may prevent us from hiring talent. If we were to lose our banking services, it would severely disrupt our ability to maintain liquidity, process payroll, pay vendors or access fiat currency, which would have a significantly adverse impact on our business, financial condition and results of operations. Certain auditors may also consider custody, fair market valuation, impairment testing and other controls as high-risk. If our auditor determined that it was unable to issue an unqualified opinion or could not engage with us altogether, it may adversely affect our ability to meet our periodic reporting obligations under the Securities Exchange Act of 1934, as amended, and significantly affect our business, financial condition and the ability to raise capital in the public markets.

The due diligence procedures conducted by us and our liquidity providers to mitigate transaction risk may fail to prevent transactions with a sanctioned individual, entity, wallet or jurisdiction.

We will execute cryptocurrency trades through liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities, or execute over-the-counter trades with different entities, and rely on our asset manager who is making the trades to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we will be exposed to risk that our due diligence procedures may fail. If we are found to have transacted in cryptocurrencies with bad actors that have used cryptocurrencies to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in cryptocurrencies by us may be restricted or prohibited.

The Protocol may not sufficiently mitigate the risk of individuals or entities subject to U.S. sanctions, including those located in sanctioned jurisdictions, accessing or transacting through the Protocol.

The RAIN token is associated with the Protocol, a decentralized blockchain network operating through smart contracts that enables peer-to-peer transactions without centralized intermediaries. While decentralization is a core design feature, it also creates sanctions-related compliance risks under U.S. law, including regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Individuals or entities subject to U.S. sanctions— including those located in sanctioned jurisdictions—may attempt to access, use or transact through the Protocol. U.S. sanctions laws broadly prohibit U.S. persons from engaging in, facilitating, or providing material support for transactions involving sanctioned actors or embargoed jurisdictions. OFAC has repeatedly emphasized that digital asset protocols and related service providers may be subject to enforcement if they cause, facilitate or fail to prevent prohibited dealings.

The Protocol may not have implemented, or may not be capable of implementing, certain compliance and risk-mitigation controls commonly used in centralized financial institutions or virtual asset service providers. Accordingly, the Protocol faces a heightened risk that sanctioned persons or jurisdictions could exploit the network, and the current governance, technical or operational structure may not fully mitigate such risks.

If OFAC or another sanctions authority determines that the Protocol (or persons or entities involved in its development, governance or promotion) has engaged in prohibited dealings or insufficiently mitigated sanctions risks, the Protocol, its developers, governance participants and other affiliated parties may face adverse consequences, including civil and criminal penalties.

In the event the Protocol or individuals or entities associated with its development, governance, or operation themselves become subject to sanctions, the price and/or liquidity of our Cryptocurrency may be negatively impacted and/or may need to be frozen, and the U.S. government may seek to seize and/or forfeit such Cryptocurrency. Furthermore, any sanctions-related inquiry, enforcement action, designation, or perceived regulatory exposure may materially and adversely affect: (i) the price and market liquidity of our Cryptocurrency; (ii) developer participation, funding and community activity; (iii) protocol upgrades, integrations or partnerships; and/or (iv) the overall utility and adoption of the Protocol’s ecosystem. Finally, sanctions-driven restrictions can be sudden, unilateral, and without advance notice, and may result in loss of access, functionality, or value.

The Protocol may be exploited for money laundering, terrorist financing, fraud, or other illicit financial activity.

The Protocol may be used by bad actors seeking anonymity, pseudonymity, or obfuscation to move or conceal proceeds of crime. Decentralized environments have historically been leveraged by money launderers, terrorist financiers, fraudsters, market manipulators or other illicit actors. Unlike traditional financial institutions, money services businesses, or centralized virtual asset service providers, the Protocol may lack many of the core components of an anti-money laundering or countering the financing of terrorism program. The absence of these features materially increases the likelihood that illicit actors could use the Protocol without detection, and that the Protocol may be viewed by regulators or enforcement authorities as posing elevated financial-crime risk. If regulators, law-enforcement agencies, or supervisory bodies determine that the Protocol has been used to facilitate illicit finance—or that its design or governance attributes materially contributed to such misuse—the Protocol, its developers, contributors, governance participants and other affiliated parties may be subject to, among other things, investigations or subpoenas from authorities; orders preventing U.S. financial institutions from engaging with the Protocol; and civil or criminal liability, any of which may negatively impact the price, market value, and liquidity of our Cryptocurrency.

The launch of central bank digital currencies (“CBDCs”) may adversely impact our business.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued digital cryptocurrency assets or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for our Cryptocurrencies.

Intellectual property disputes related to the open-source structure of digital asset networks expose us to risks related to software development, security vulnerabilities and potential disruptions to digital asset technology could threaten our ability to operate.

Digital asset networks are open-source projects and, although there may be an influential group of leaders in the network community, generally there is no official developer or group of developers that formally controls the digital asset network. Without guaranteed financial incentives, there may be insufficient resources to address emerging issues, upgrade security or implement necessary improvements to the network in a timely manner. If the digital asset network’s software is not properly maintained or developed, it could become vulnerable to security threats, operational inefficiencies and reduced trust, all of which could negatively impact the digital assets’ long-term viability and our business.

The irreversibility of digital asset transactions exposes us to risks of theft, loss and human error, which could negatively impact our business.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

We plan to regularly transfer digital assets, and it is possible that, through computer or human error, or through theft or criminal action, such assets could be transferred in incorrect amounts or to unauthorized third parties.

If we are unable to seek a corrective transaction to identify the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover the impacted digital assets, and any such loss could adversely affect our business, results of operations and financial condition.

We may be subject to additional tax liability, interest and penalties if regulation or policy changes adversely affect the tax treatment of rewards from staking digital cryptocurrency assets.

The U.S. federal income tax treatment of rewards received from staking digital cryptocurrency assets remains uncertain in several respects. Under Rev. Rul. 2023-14, a cash-method taxpayer generally must include in gross income the fair market value of staking rewards at the time the taxpayer gains dominion and control over those rewards, and such rewards are generally treated as ordinary income for U.S. federal income tax purposes. A later disposition of the rewarded units may also result in additional taxable gain or loss under general tax principles. Rev. Rul. 2023-14 does not address the timing of income recognition for accrual-method taxpayers. Under general tax rules, an accrual-method taxpayer may be required to recognize income earlier than a cash-method taxpayer, potentially before the taxpayer is able to sell, exchange, or otherwise monetize the rewards, if the right to receive the rewards is fixed and the amount can be determined with reasonable accuracy. This could result in cash-tax mismatches and adversely affect the liquidity.

The U.S. Internal Revenue Service (“IRS”) or other taxing authorities may issue new or additional guidance, or apply existing guidance, in ways that are adverse to us, including with retroactive effect, affecting the timing, character or valuation of staking income, or imposing information-reporting or withholding requirements on us or our counterparties. If future legislation, regulation, audits, or enforcement activity results in adverse tax treatment of staking, we could be subject to increased audits by the IRS or required to pay additional taxes, and potentially interest and penalties, experience increased audit exposure and compliance costs. In addition, state, local and non-U.S. taxing authorities may adopt different or more aggressive positions, further increasing our tax exposure and administrative burden.

Risks Related to the Offering and Ownership of Our Securities

Dilution from Further Financings

Future sales and issuances of our ordinary shares or rights to purchase our ordinary shares, including pursuant to our equity incentive plans or at-the-market offering program, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall. Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Future sales or issuances of our ordinary shares in the public markets, or the perception of such sales, could depress the trading price of our ordinary shares.

The sale of a substantial number of our outstanding ordinary shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of ordinary shares intend to sell shares, could reduce the market price of our ordinary shares. Sales by our shareholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our ordinary shares.

Resale of the Securities will be restricted until the Company files a registration statement and it is effective.

The Securities will bear a restrictive legend that generally limits their resale until such time as the Company has filed a registration statement with the Commission under the Securities Act of 1933, as amended, registering the Securities offered for resale and such registration statement becomes effective.

Our management will have broad discretion over the portion of the net proceeds of the Offering that are not being used to establish our cryptocurrency treasury operation and implement our Treasury Reserve Policy, which we may not use effectively or in a manner with which you agree.

Our management will have broad discretion as to the use of the portion of net proceeds from the Offering that are not being used to establish the Company’s cryptocurrency treasury operation and implement our Treasury Reserve Policy, and could use them for purposes other than those contemplated at the time of the Offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that such portion of the proceeds will be invested in a way that does not yield a favorable, or any, return for the Company. In addition, pending their use, we may invest such portion of the net proceeds from the Offering in a manner that does not produce income or that loses value.

As an investor, you may lose all of your investment.

Investing in our securities involves a high degree of risk. As an investor in the Offering, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

The price of our ordinary shares has been and may continue to be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares.

Our ordinary share price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. With the adoption of our new Treasury Reserve Policy, we expect to see additional volatility. As a result of this volatility, you may not be able to sell your Securities at a profit. The market price for our ordinary shares may be influenced by many factors, including:

●	our Treasury Reserve Policy;

●	regulatory or legal developments in the United States and other countries;

●	the recruitment or departure of key personnel;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	general economic, industry and market conditions; and

●	the other factors described in this risk disclosure document and in the “Risk Factors” section of our Public Filings, including our most recent annual report on Form 20-F.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our digital cryptocurrency asset holdings. Accordingly, it may be difficult to evaluate the Company’s business and future prospects, and the Company may not be able to achieve or maintain profitability in any given period.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of our Cryptocurrency.

The price of digital cryptocurrency assets has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Cryptocurrency based on quoted (unadjusted) prices on Coin Market Cap, and following early adoption of ASU 2023-08, we will be required to measure our Cryptocurrency holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Cryptocurrency in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our ordinary shares. Conversely, any sale of our Cryptocurrency at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transactions, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of digital cryptocurrency assets, we expect our early adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Cryptocurrency on our balance sheet. Because we intend to purchase additional digital cryptocurrency assets in the future and increase our overall holdings of Cryptocurrency, we expect that the proportion of our total assets represented by our Cryptocurrency holdings will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of, or changes to, our Treasury Reserve Policy, our use of leverage, the manner in which our Cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally will not be subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers.

The IRS or other taxing authorities may issue new or additional guidance, or apply existing guidance, in ways that are adverse to us, including with retroactive effect, affecting the timing, character or valuation of staking income, or imposing information-reporting or withholding requirements on us or our counterparties. If future legislation, regulation, audits, or enforcement activity results in adverse tax treatment of staking, we could be required to pay additional taxes, and potentially interest and penalties, experience increased audit exposure and compliance costs. In addition, state, local and non-U.S. taxing authorities may adopt different or more aggressive positions, further increasing our tax exposure and administrative burden.

******

The foregoing RISK disclosures do not purport to be a complete enumeration or explanation of the risks involved in an investment in the COMPANY. Potential INVESTORS should read THE PUBLIC FILINGS and consult with their own advisors before deciding whether to invest in the Company.